[redacted] & Company
Barristers & Solicitors
Experience, dedication, integrity

82-2640

02 JUN 13 AM 11:18

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

June 11, 2002

[redacted]

02034950

DELIVERED

Ontario Securities Commis
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

COPY

SUPPL

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

Attention: Continuous Disclosure

Dear Sirs:

RE: Glencairn Explorations Ltd. ("GEL")
File No. 1001-M-1

Please be advised that Glencairn has granted an aggregate of 400,000 senior officer stock options exercisable at $0.50 per share until May 27, 2007 (the "$0.50 Options") and 180,000 consultant stock options exercisable at $0.64 until June 4, 2007 (the "0.64 Options") all subject to shareholder approval (collectively, the "Options"). The Options are non-transferable. The Options are being traded to one senior officer and one consultant pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on May 7, 1990 and the proposed amendments to the Plan to be presented to shareholders at the next annual and special meeting of shareholders, in accordance with the rules of the TSX Venture Exchange and in reliance on Ontario Securities Commission Rule 45-503 (the "Rule"). The following further information is provided pursuant to the Rule:

1. Full Name and Address of Vendor:

   Glencairn Explorations Ltd.
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   Glencairn Explorations Ltd.
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

   400,000 Senior Officer stock options to purchase common shares at $0.50 per share until May 27, 2007 and 180,000 consultant stock options to purchase common shares at $0.64 until June 4, 2007.

dlw 6/19

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com

COPY

3. Date of Trade

May 27, 2002 subject to TSXVE approval received on June 6, 2002 with respect to the $0.50 Options and June 4, 2002 subject to TSXVE approval received on June 10, 2002 with respect to the $0.64 Options.

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Dunham Craig Jim Ashcroft all c/o 6 Adelaide Street East Suite 220 Toronto, Ontario M5C 1H6	400,000 $0.50 Options 180,000 $0.64 Options	May 27, 2007 June 4, 2007
Total	**580,000**	

5. Other Details:

Included with this correspondence is our client's cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Explorations Ltd.

Encls.

F:\WPDOC\STOCKOPT\GRANT\GEL\June2002gso.wpd

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

June 11, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

COPY

Attention: Continuous Disclosure

RE: Glencairn Explorations Ltd. ("GEL")
File No. 1001-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 30,000 common shares of GEL were issued to **Laurence Stephenson**, 6 Adelaide Street East, Suite 220, Toronto, Ontario, M5C 1H6, a former director of GEL and 10,000 common shares of GEL were issued to **Catherine Hansen**, 6 Adelaide Street East, Suite 220, Toronto, Ontario, M5C 1H6, an employee of GEL, all at a price of $0.30 per share on June 5, 2002 pursuant to the exemptions relating to director stock options and pursuant to GEL's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett
Encls.
KES/vl

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Explorations Ltd.

F:\WPDOC\STOCKOPT\SOX\GEL\june1102eso.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 JUN 18 AM 11:07

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

June 11, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

COPY

Attention: Continuous Disclosure

RE: Glencairn Explorations Ltd. ("GEL")
File No. 1001-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 30,000 common shares of GEL were issued to **Laurence Stephenson**, 6 Adelaide Street East, Suite 220, Toronto, Ontario, M5C 1H6, a former director of GEL and 10,000 common shares of GEL were issued to **Catherine Hansen**, 6 Adelaide Street East, Suite 220, Toronto, Ontario, M5C 1H6, an employee of GEL, all at a price of $0.30 per share on June 5, 2002 pursuant to the exemptions relating to director stock options and pursuant to GEL's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett
Encls.
KES/vl

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Explorations Ltd.

F:\WPDOC\STOCKOPT\SOX\GEL\june1102eso.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 JUN 10 AM 11:56

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

June 11, 2002

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

COPY

Attention: Continuous Disclosure

Dear Sirs:

RE: Glencairn Explorations Ltd. ("GEL")
File No. 1001-M-1

Please be advised that Glencairn has granted an aggregate of 400,000 senior officer stock options exercisable at $0.50 per share until May 27, 2007 (the "$0.50 Options") and 180,000 consultant stock options exercisable at $0.64 until June 4, 2007 (the "0.64 Options") all subject to shareholder approval (collectively, the "Options"). The Options are non-transferable. The Options are being traded to one senior officer and one consultant pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on May 7, 1990 and the proposed amendments to the Plan to be presented to shareholders at the next annual and special meeting of shareholders, in accordance with the rules of the TSX Venture Exchange and in reliance on Ontario Securities Commission Rule 45-503 (the "Rule"). The following further information is provided pursuant to the Rule:

1. Full Name and Address of Vendor:

   Glencairn Explorations Ltd.
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   Glencairn Explorations Ltd.
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

   400,000 Senior Officer stock options to purchase common shares at $0.50 per share until May 27, 2007 and 180,000 consultant stock options to purchase common shares at $0.64 until June 4, 2007.

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

3. Date of Trade

May 27, 2002 subject to TSXVE approval received on June 6, 2002 with respect to the $0.50 Options and June 4, 2002 subject to TSXVE approval received on June 10, 2002 with respect to the $0.64 Options.

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Dunham Craig Jim Ashcroft all c/o 6 Adelaide Street East Suite 220 Toronto, Ontario M5C 1H6	400,000 $0.50 Options 180,000 $0.64 Options	May 27, 2007 June 4, 2007
Total	**580,000**	

5. Other Details:

Included with this correspondence is our client's cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Explorations Ltd.

Encls.

F:\WPDOC\STOCKOPT\GRANT\GEL\June2002gso.wpd